UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 29, 2026

INDIVIOR PHARMACEUTICALS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-37835	41-2520873
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

10710 Midlothian Turnpike, Suite 125 North Chesterfield, VA	23235
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: 804-379-1090

n/a

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
common stock, $0.001 par value per share	INDV	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02 Results of Operations and Financial Condition.

On October 29, 2026, Indivior Pharmaceuticals, Inc. (“Indivior” or the “Company”) issued a press release reporting its financial results for the period ended September 30, 2026. The press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Press Release dated October 29, 2026.

104	Cover page interactive data file (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Indivior Pharmaceuticals, Inc.

Date: October 29, 2026	By:	/s/ Ryan Preblick
Name: Ryan Preblick
Title: Chief Financial Officer

Exhibit 99.1

Indivior Reports Third Quarter 2026 Financial Results

• Q3’26 Total Net Revenue of $356 Million, Up 13% YoY

• Record Quarterly Total SUBLOCADE® Net Revenue of $267 Million in Q3’26, Up 22% YoY

• Record Quarterly Net Income of $137 Million and Record Non-GAAP Net Income of $161 Million in Q3’26

• Record Quarterly Adjusted EBITDA of $211 Million in Q3’26, Up 76% YoY

• Net Income Margin of 39%, up 2,500 basis points YoY, Adjusted EBITDA Margin of 59%, Up 2,100 Basis Points YoY

• On Track to Close Merger with Supernus on November 2nd

Richmond, VA, October 29, 2026 – Indivior Pharmaceuticals, Inc. (Nasdaq: INDV) today reported its financial results for the third quarter ended September 30, 2026.

“In the third quarter, we delivered record SUBLOCADE net revenue and record adjusted EBITDA, reflecting the strength of our business and the disciplined execution of the Indivior Action Agenda,” said Joe Ciaffoni, Chief Executive Officer. “Upon the imminent closing of our merger with Supernus, we will have successfully completed all three phases of the Indivior Action Agenda. I want to thank the Indivior team for their commitment and hard work that generated these results and made the transaction with Supernus possible. I am confident in Supernus’ future and its ability to build on this strong foundation for people living with central nervous system diseases and to create long-term value for shareholders.”

“We achieved record financial performance in the third quarter, including SUBLOCADE net revenue growth of 22% year-over-year and adjusted EBITDA margin of 59%, up 2100 basis points year-over-year,” said Ryan Preblick, Chief Financial Officer. “Our strong results and the execution of our Indivior Action Agenda puts us on track to achieve our previously communicated 2026 financial guidance, excluding the impact of our pending acquisition. Strong cash generation brought cash and investments to $332 million at quarter end, adding to the financial strength we will bring to our merger with Supernus.”

Q3 2026 Business Highlights:

•	As of September 30, 2026, over 583,000 patients in the U.S. have been prescribed SUBLOCADE since launch.

•

Grew total SUBLOCADE net revenue 22% year-over-year to $267 million. U.S. SUBLOCADE net revenue increased 24% year-over-year to $252 million versus the prior year, primarily driven by 17% dispense unit volume growth. Net revenue also benefited from more favorable price/mix and gross-to-net adjustments.

•

In August 2026, Indivior and Supernus Pharmaceuticals, Inc. (“Supernus”) announced a definitive agreement to combine in an all-stock merger of equals transaction to create a leading, diversified, scaled, CNS-focused biopharmaceutical company.

•	In September 2026, Indivior announced that its Board of Directors declared a special cash dividend contingent upon closing of the pending merger transaction with Supernus.

•

In October 2026, Indivior shareholders approved the proposed merger with Supernus. The merger is expected to close on November 2, 2026, at which time the combined company will operate as Supernus, Inc. and will trade on the Nasdaq Global Select Market under the ticker symbol “SUPN” beginning November 3, 2026.

Full-Year 2026 Financial Guidance:

Prior to the closing of the merger, Indivior is on track to achieve its previously communicated full year 2026 guidance as a standalone organization. That guidance assumed no material change in exchange rates for key currencies compared with 2025 average rates, notably USD/GBP and USD/EUR. Assuming the merger is completed November 2, 2026, we will operate as a combined company and the guidance will no longer apply.

FY 2026 Guidance
Net Revenue	$1,295 million to $1,365 million
Total SUBLOCADE Net Revenue	$1,010 million to $1,050 million
Non-GAAP Operating Expenses*	$430 million to $450 million
Adjusted EBITDA*	$700 million to $740 million

*

We did not provide the forward-looking U.S. GAAP equivalents for certain forward-looking non-U.S. GAAP metrics as a result of the uncertainty and potential variability of reconciling items. Instead, the Company has relied upon the exception in Item 10(e)(1)(i)(B) of Regulation S-K to exclude such reconciliations, as the reconciliations of these non-U.S. GAAP guidance metrics to their corresponding U.S. GAAP equivalents are not available without unreasonable effort.

Financial Results for Quarter Ended September 30, 2026:

•

Total net revenue was $356 million for the quarter ended September 30, 2026 (the 2026 quarter), compared to $314 million for the quarter ended September 30, 2025 (the 2025 quarter), representing a 13% increase year-over-year.

•	Total SUBLOCADE net revenue was $267 million for the 2026 quarter, compared to $219 million for the 2025 quarter, representing a 22% increase year-over-year.

•

GAAP operating expenses were $125 million for the 2026 quarter, compared to $187 million for the 2025 quarter, representing a 33% decrease year-over-year. Non-GAAP operating expenses, which exclude stock-based compensation expense and other adjustments, were $103 million for the 2026 quarter, compared to $145 million for the 2025 quarter, representing a 29% decrease year-over-year.

•

GAAP net income for the 2026 quarter was $137 million ($1.12 diluted earnings per share), compared to GAAP net income for the 2025 quarter of $42 million ($0.33 diluted earnings per share). Non-GAAP net income for the 2026 quarter was $161 million ($1.32 diluted earnings per share), compared to non-GAAP net income for the 2025 quarter of $93 million ($0.72 diluted earnings per share).

•	Adjusted EBITDA for the 2026 quarter was $211 million, compared to $120 million for the 2025 quarter, representing a 76% increase year-over-year.

•	The Company ended the 2026 quarter with cash and investments of $332 million.

Financial Results for Nine Months Ended September 30, 2026:

•

Total net revenue was $1,016 million for the nine months ended September 30, 2026 (the 2026 period), compared to $881 million for the nine months ended September 30, 2025 (the 2025 period), representing a 15% increase year-over-year.

•	Total SUBLOCADE net revenue was $753 million for the 2026 period, compared to $604 million for the 2025 period, representing a 25% increase year-over-year.

•

GAAP operating expenses were $398 million for the 2026 period, compared to $521 million for the 2025 period, representing a 24% decrease year-over-year. Non-GAAP operating expenses, which exclude stock-based compensation expense and other adjustments, were $331 million for the 2026 period, compared to $459 million for the 2025 period, representing a 28% decrease year-over-year.

•

GAAP net income for the 2026 period was $348 million ($2.78 diluted earnings per share), compared to GAAP net income for the 2025 period of $108 million ($0.85 diluted earnings per share). Non-GAAP net income for the 2026 period was $427 million ($3.41 diluted earnings per share), compared to non-GAAP net income for the 2025 period of $213 million ($1.68 diluted earnings per share).

•	Adjusted EBITDA for the 2026 period was $562 million, compared to $286 million for the 2025 period, representing a 97% increase year-over-year.

About Indivior

As the leader in long-acting injectable treatments for opioid use disorder (OUD), Indivior is singularly focused on delivering evidence-based treatment and advancing understanding of OUD as a chronic but treatable brain disease. For more than 25 years, we have revolutionized the science of addiction medicine — developing treatments that help people move toward long-term recovery with independence and dignity. Building on this heritage, we are ushering in a new era, renewing our commitment to individuals living with OUD and carrying forward what matters most: compassion, integrity, and science. Together – with science, people living with OUD, public health champions, and communities, we are powering recovery and renewing hope. Visit www.indivior.com to learn more. Connect with Indivior on LinkedIn by visiting www.linkedin.com/company/Indivior.

Columns and rows within financial tables may not foot due to rounding. Percentages and per share data in the financial tables have been calculated using actual, non-rounded figures.

Non-GAAP Financial Measures:

Non-GAAP financial measures adjust for non-recurring items and other items representing expenses or income that we believe do not reflect the Company’s ongoing operations or the adjustment of which may help with the comparison to prior periods. The Company believes its non-GAAP financial measures may be useful to investors to understand the Company’s performance. In addition, the Company uses “Adjusted EBITDA” in its annual incentive plan in which all executive officers participate.

Important Cautionary Note Regarding Forward-Looking Statements:

This announcement contains certain statements that are forward-looking statements. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements include, among other things, express and implied statements regarding: our 2026 financial guidance including with respect to net revenue, total SUBLOCADE net revenue, non-GAAP operating expenses, and adjusted EBITDA; the expected completion and timing of the closing of our previously announced merger with Supernus, including the payment and timing of the special cash dividend, the expected operation, performance, and prospects of the combined company; potential expense reductions; expected acceleration in SUBLOCADE net revenue and dispense unit growth; expected growth in adjusted EBITDA, cash flow, and our bottom line, and expected acceleration of such growth; expected creation of shareholder value; and other statements containing the words “believe,” “anticipate,” “plan,” “expect,” “intend,” “estimate,” “forecast,” “strategy,” “target,” “guidance,” “outlook,” “potential,” “project,” “priority,” “may,” “will,” “should,” “would,” “could,” “can,” the negatives thereof, and variations thereon and similar expressions. By their nature, forward-looking statements involve risks and uncertainties as they relate to events or circumstances that may or may not occur in the future.

Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and only express management’s beliefs regarding future results or events which, by their nature, are inherently uncertain and outside of management’s control or ability to predict. Actual results may differ materially from those expressed or implied in these forward-looking statements due to a number of factors, including but not limited to: market disruptions or unanticipated delays; lower than expected future sales of our products; greater than expected impacts from competition; and unanticipated costs including the effects of potential tariffs and potential retaliatory tariffs; the effect of additional indebtedness incurred to fund the special cash dividend; potential business disruption and diversion of management attention; difficulties integrating the businesses; and potential failure to realize anticipated benefits and synergies. For additional information about some of the risks and important factors that could affect our future results and financial condition, see “Important Cautionary Note Regarding Forward-looking Statements” and “Risk Factors” in Indivior’s Annual Report on Form 10-K filed February 26, 2026, Indivior’s quarterly reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 2026, the definitive joint proxy statement/prospectus filed September 11, 2026, and our other filings with the U.S. Securities and Exchange Commission.

We have based the forward-looking statements in this release on our current expectations and beliefs concerning future events. Forward-looking statements contained in this release speak only as of the day they are made and, except as required by law, we undertake no obligation to update or revise any forward-looking statement, whether due to new information, or to reflect events or developments that occur after the date the statement was made.

Important Additional Information and Where to Find It

In connection with the proposed merger, Indivior filed a registration statement on Form S-4 with the SEC, which was declared effective on September 11, 2026 and includes a definitive joint proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY BEFORE MAKING ANY VOTING OR INVESTMENT DECISION. Free copies of these documents and other documents filed by Indivior with the SEC may be obtained at the SEC’s website at www.sec.gov. Copies of Indivior’s filings may also be obtained free of charge on Indivior’s website at www.indivior.com, and copies of Supernus’s filings may be obtained free of charge on Supernus’s website at www.supernus.com.

No Offer or Solicitation

This announcement is not a solicitation of a proxy, consent or authorization in respect of any securities or in respect of the proposed merger, and it is not an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

For Further Information:

Investors	Jason Thompson	VP, Investor Relations	+1 804 402 7123 jason.thompson@indivior.com

Media	Cassie France-Kelly	VP, Communications	+1 804 594 0836 Indiviormediacontacts@indivior.com

Indivior Pharmaceuticals, Inc.

(Amounts in millions, except per share data and percentages)

(Unaudited)

Condensed consolidated statements of operations

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
Net revenue	$356	$314	$1,016	$881
Cost of sales	51	83	140	179

Gross profit	305	230	875	702

Selling, general and administrative	119	154	364	445
Research and development	5	33	33	76

Total operating expenses	125	187	398	521

Operating income	180	43	477	181

Interest (income)	(4)	(6)	(9)	(16)
Interest expense	2	12	10	39
Loss on debt extinguishment	—	—	18	—

Income before income taxes	182	37	457	158

Income tax expense (benefit)	45	(5)	109	50

Net income	$137	$42	$348	$108

Earnings per share
Basic	$1.16	$0.34	$2.89	$0.87
Diluted	$1.12	$0.33	$2.78	$0.85

Indivior Pharmaceuticals, Inc.

(Amounts in millions, except per share data and percentages)

(Unaudited)

Condensed consolidated balance sheets

	September 30, 2026	December 31, 2025
Assets
Current assets
Cash and cash equivalents	$305	$195
Accounts receivable, net of allowances of $3 (2026) and $4 (2025)	273	253
Inventories	149	153
Prepaid expenses	21	34
Current tax receivable	13	2
Other current assets	40	16

Total current assets	800	652

Long-term investments	27	28
Property, plant and equipment, net	175	144
Operating lease right of use assets, net	12	26
Goodwill and other intangible assets, net	2	2
Deferred tax assets	288	323
Other noncurrent assets	27	27

Total assets	$1,332	$1,201

Liabilities and stockholders’ deficit
Current liabilities
Accrued rebates and product returns	$548	$582
Accounts payable and accrued expenses	181	250
Accrued litigation settlement expenses, current	14	42
Current portion of long-term debt	488	29
Operating lease liabilities, current	7	10
Income taxes payable	63	2

Total current liabilities	1,301	914

Long-term debt, less current portion	—	290
Accrued litigation settlement expenses, noncurrent	42	52
Operating lease liabilities, noncurrent	6	22
Other noncurrent liabilities	42	21

Total liabilities	1,392	1,300

Stockholders’ deficit
Common stock, par value $0.001 per share (2026) and $0.50 per share (2025). Issued shares: 118 (2026) and 125 (2025)	—	62
Additional paid-in capital	163	112
Accumulated other comprehensive loss	(26)	(30)
Accumulated deficit	(197)	(243)

Total stockholders’ deficit	(60)	(98)

Total liabilities and stockholders’ deficit	$1,332	$1,201

Indivior Pharmaceuticals, Inc.

(Amounts in millions, except per share data and percentages)

(Unaudited)

Condensed consolidated statements of cash flows

	Nine Months Ended September 30,
	2026	2025
Cash flows from operating activities:
Net income	$348	$108
Adjustments to reconcile net income to net cash from operating activities:
Depreciation and amortization	5	8
Amortization of right-of-use assets	4	7
Stock-based compensation expense	28	21
Impairment of tangible and intangible assets	8	16
Loss on debt extinguishment	18	—
Unrealized loss on equity investments	—	1
Deferred income taxes	35	(8)
Impact from foreign exchange movements	4	(2)
Amortization of debt issuance costs	1	—
Other adjustments, net	—	2
Change in operating assets and liabilities	(135)	42

Net cash provided by operating activities	317	194

Cash flows from investing activities:
Purchases of property and equipment	(41)	(42)
Purchases of in-process research and development and intangible assets	—	(1)
Purchases of investments in debt securities	(12)	(14)
Sales and maturities of debt securities	13	14

Net cash used in investing activities	(41)	(42)

Cash flows from financing activities:
Proceeds from the issuance of common stock	—	2
Cash paid for repurchases of common stock	(302)	(11)
Proceeds from debt, net	489	—
Repayments of debt	(333)	(12)
Transaction costs related to debt refinancing	(5)	—
Settlement of equity awards	(21)	(3)
Other	6	—

Net cash used in financing activities	(166)	(25)

Net increase in cash and cash equivalents	110	128
Exchange differences	—	(1)
Cash and cash equivalents at beginning of period	195	319

Cash and cash equivalents at end of period	$305	$445

Indivior Pharmaceuticals, Inc.

(Amounts in millions, except per share data and percentages)

(Unaudited)

Selected revenue information

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
US:
SUBLOCADE*	$252	$203	$707	$561
Sublingual & other	53	51	160	157
OPVEE[1]	—	8	—	8
PERSERIS[2]	2	6	12	19

Total U.S.	307	267	880	745

Rest of World	48	47	136	137

Net revenue	$356	$314	$1,016	$881

*Total SUBLOCADE net revenue	$267	$219	$753	$604

[1]	Discontinued sales and marketing support for OPVEE® during Q3 2025.
[2]	Marketing and promotion activities for PERSERIS were discontinued in 2024.

Reconciliation of GAAP to non-GAAP financial information

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
GAAP operating expenses	$125	$187	$398	$521
Stock-based compensation	8	6	28	21
Corporate initiative transition[1]	14	35	38	41
Litigation settlement expense	—	—	—	1

Less: Adjustments in operating expenses	22	42	67	62

Non-GAAP operating expenses	$103	$145	$331	$459

[1]	Includes severance, consulting, impairment, and costs related to planned facility closures.

Non-GAAP diluted earnings per share

Management believes that non-GAAP diluted earnings per share, which excludes the impact of certain non-recurring items and other adjustments, net of applicable tax effects, may provide useful information to shareholders regarding underlying trends in earnings per share. A reconciliation of GAAP net income to non-GAAP net income, as well as the weighted average shares used in computing non-GAAP diluted earnings per share, is included in the table below.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
GAAP net income	$137	$42	$348	$108
Adjustments in cost of sales[1]	8	33	13	34
Adjustments in operating expenses	22	42	67	62
Adjustments in interest expense	—	—	—	4
Loss on debt extinguishment	—	—	18	—
Adjustments in tax expenses	(6)	(24)	(19)	5

Non-GAAP net income	$161	$93	$427	$213

Shares used in computing diluted non-GAAP earnings per share	122	129	125	127

Non-GAAP diluted earnings per share	$1.32	$0.72	$3.41	$1.68

[1]	Includes manufacturing transition and other costs

Indivior Pharmaceuticals, Inc.

(Amounts in millions, except per share data and percentages)

(Unaudited)

Adjusted EBITDA

Adjusted EBITDA is a non-GAAP financial measure that represents GAAP net income adjusted to exclude interest expense, interest income, income tax expense or benefit, depreciation and amortization, stock-based compensation, and other adjustments reflecting changes in our business that do not represent ongoing operations. Adjusted EBITDA margin is Adjusted EBITDA divided by Total net revenue. Adjusted EBITDA, as used by us, may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
Net income	$137	$42	$348	$108
Interest (income)	(4)	(6)	(9)	(16)
Interest expense	2	12	10	39
Income tax expense (benefit)	45	(5)	109	50
Depreciation and amortization	1	2	5	8
Stock-based compensation	8	6	28	21
Corporate initiative transition	20	35	45	41
Manufacturing transition	2	2	6	4
Discontinuation of OPVEE sales and marketing	—	30	—	30
Loss on debt extinguishment	—	—	18	—
Litigation settlement expense	—	—	—	1

Adjusted EBITDA	$211	$120	$562	$286